Pricing Supplement Dated June 18, 2004	Filed pursuant to Rule 424(b)(5)
(To Prospectus dated March 5, 2004, and	Registration Statement Nos.	333-110499 and
Prospectus Supplement dated March 5, 2004)		333-110499-01

CUSIP: 74254PAZ5

Principal Life Insurance Company
Principal® Life CoreNotes®
Issued Through
Principal Life Income Fundings Trust 2004-18 (the “Trust”)

     The description of this pricing supplement of the particular terms of the Principal® Life CoreNotes® offered hereby, and the Funding Agreement (specified below) sold by Principal Life Insurance Company to the Trust (specified herein), the payment obligations of which are fully and unconditionally guaranteed by the Guarantee (specified below) issued by Principal Financial Group, Inc. to the Trust, supplements the description of the general terms and provisions of the notes, the funding agreements and the guarantees set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made. The Principal® Life CoreNotes® offered hereby involve risks not associated with an investment in ordinary floating rate notes. See “Risk Factors” below.

1. The Notes

Principal Amount:	$25,000,000	Purchasing Agent Discount:	1.20%

Issue Price:	Variable Price Re-Offer	Original Issue Date:	6/23/2004

Net Proceeds to the Trust:	$24,700,000	Stated Maturity Date:	7/15/2011

Specified Currency:	U.S. Dollars

Interest Payment Dates:	The 15th day of each calendar month, commencing August 15, 2004; provided, however, that if any Interest Payment Date falls on a day that is not a business day, the Trust will make the required payment of interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Initial Interest Payment Date:	August 15, 2004

Initial Interest Period:	From and including the Original Issue Date to, but excluding, the Initial Interest Payment Date.

Regular Record Date:	15 calendar days prior to the Interest Payment Date

Type of Interest Rate:	☐ Fixed Rate	☒ Floating Rate

Fixed Rate Notes:	☐ Yes	☒ No	If Yes,

Interest Rate:

Floating Rate Notes:	☒ Yes	☐ No	If Yes,

Regular Floating Rate Notes:	☒ Yes	☐ No	If Yes,
Interest Rate:	See below under “Additional/Other Terms — Interest Rate”
Interest Rate Basis(es):	CPI, as described below under “Additional/Other Terms — Interest Rate”

Floating Rate/Fixed Rate Note:	☐ Yes	☒ No	If Yes,
Floating Interest Rate:
Interest Rate Basis(es):
Fixed Interest Rate:
Fixed Rate Commencement Date:

“Principal®” is a registered service mark of Principal Financial Services, Inc. and is used under license.

“CoreNotes®” is a registered service mark of Merrill Lynch & Co.

Initial Interest Rate, if any:	4.095% from and including the Original Issue Date to but excluding the Initial Interest Payment Date

Initial Interest Reset Date:	August 15, 2004

Interest Rate Basis(es). Check all that apply:
	☐ CD Rate	☐ CMT Rate
	☐ Commercial Paper Rate	☐ LIBOR
	☐ Treasury Rate	☐ Prime Rate
☒ Other (See Attached)

If LIBOR:	☐ LIBOR Reuters Page	☐ LIBOR Moneyline Telerate Page
LIBOR Currency:

If CMT Rate:
Designated CMT Telerate Page:
If 7052:	☐ Weekly Average	☐ Monthly Average
Designated CMT Maturity Index:

Index Maturity:	Not Applicable

Spread (+/-):	See below under “Additional/Other Terms — Interest Rate”

Spread Multiplier:	Not Applicable

Interest Reset Date(s):	Each Interest Payment Date

Interest Determination Date(s):	Each Interest Reset Date.

Maximum Interest Rate, if any:	Not Applicable

Minimum Interest Rate, if any:	0.00%

Calculation Agent:	Citibank, N.A.

Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement): See above under “Interest Payment Dates” and below under “Additional/Other Terms — Interest Rate”

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Actual/Actual

Discount Note:	☐ Yes	☒ No	If Yes,
Total Amount of Discount:
Initial Accrual Period of Discount:
Additional/Other Terms:

Terms of Survivor’s Option:
Annual Put Limitation:		☒ $2,000,000 or 2%; or
☐ $ or %
Individual Put Limitation:		☒ $250,000; or
☐ $
Trust Put Limitation:		☒ 2%; or $

Redemption Provisions:	☐ Yes	☒ No	If Yes,
Initial Redemption Date:
Redemption:	☐ In whole only and not in part
☐ May be in whole or in part
Additional/Other Terms:

Repayment:	☐ Yes	☒ No	If Yes,
Repayment Date(s):
Repayment Price:
Repayment:	☐ In whole only and not in part
☐ May be in whole or in part
Additional/Other Terms:

Sinking Fund (not applicable unless specified):

Securities Exchange Listing:	☐ Yes	☒ No	If Yes, Name of Exchange:

Authorized Denominations:	$1,000

Ratings:

The Notes issued under the Program are rated AA by Standard & Poor’s (“S&P”).
Principal Life expects the Notes to be rated Aa3 by Moody’s Investors Service, Inc. (“Moody’s”).

Purchasing Agent(s) Purchasing Notes as Principal: ☒ Yes ☐ No. If Yes,

Purchasing Agent(s)	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$25,000,000

Total:	$25,000,000

State of Organization of the Trust: New York

Additional/Other Terms: See below

Interest Rate for the Notes. The interest rate for the Notes being offered by this Pricing Supplement, for each Interest Period during the term of the Notes other than the Initial Interest Period, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

CPIt – CPIt-12	x 100 + 1.81%,

CPIt-12

Where:

CPIt = CPI (as defined below), as published on Bloomberg CPURNSA; and

CPIt-12 = CPI 12 months prior to CPIt.

We refer to 1.81% included in the formula above as the Spread.

The interest rate for the Notes during the Initial Interest Period will be 4.095%. In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate of 0.00%.

     CPIt for each Interest Reset Date is the CPI for the third calendar month prior to such Interest Reset Date as published and reported in the second calendar month prior to such Interest Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including July 15, 2004 to but excluding August 15, 2004, CPIt will be the CPI for April 2004 which was 1.88, and CPIt-12 will be the CPI for April 2003 which was 183.8. The CPI for April 2003 was published by the BLS (as defined below) and reported on Bloomberg CPURNSA in May 2003, and the CPI for April 2004 was published and reported in May 2004. For more information regarding the calculation of interest rates on the Notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

Consumer Price Index. The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be wider or more confined than those that have occurred in the past.

     If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3.00 PM on an Interest Reset Date, but has otherwise been published by the BLS, Citibank, N.A., in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

     In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent for any Interest Reset Date to determine the interest rate on the Notes (an “initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the interest rate determined will not be revised.

     If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the Notes are outstanding, the CPI is discontinued or substantially altered as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the Calculation Agent will determine a substitute index for the Notes in accordance with general market practice at the time.

Rounding. All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or 0.9876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Special Tax Considerations: Interest payable on the Notes will be treated as “qualified stated interest” for United States federal income tax purposes, as it meets the specified criteria referenced in the prospectus supplement under the heading “Material United States Federal Tax Considerations—U.S. Holders—Interest and Original Issue Discount”.

2. The Funding Agreement

Funding Agreement Issuer:	Principal Life Insurance Company

Funding Agreement No.:	5-16303

Deposit:	$25,000,015

Net Deposit:	$24,700,000

Effective Date:	6/23/2004

Stated Maturity Date:	7/15/2011

Specified Currency:	U.S. Dollars

Interest Payment Dates:	The 15th day of each calendar month, commencing August 15, 2004; provided, however, that if any Interest Payment Date falls on a day that is not a business day, Principal Life Insurance Company will make the required payment of interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Initial Interest Payment Date:	August 15, 2004

Type of Interest Rate:	☐ Fixed Rate	☒ Floating Rate

Fixed Rate Funding Agreement:	☐ Yes	☒ No	If Yes,

Interest Rate:

Floating Rate Funding Agreement:	☒ Yes	☐ No.	If Yes,

Regular Floating Rate Funding Agreement:	☒ Yes	☐ No	If Yes,
Interest Rate:	See below under "Additional/Other Terms — Interest Rate"
Interest Rate Basis(es):	CPI, as described below under "Additional/Other Terms — Interest Rate"

Floating Rate/Fixed Rate Funding Agreement:	☐ Yes	☒ No	If Yes,
Floating Interest Rate:
Interest Rate Basis(es):
Fixed Interest Rate:
Fixed Rate Commencement Date:

Initial Interest Rate, if any:	4.09%, from and including the Original Issue Date to but excluding the Initial Interest Reset Date

Initial Interest Reset Date:	August 15, 2004

Interest Rate Basis(es). Check all that apply:
	☐ CD Rate	☐ CMT Rate
	☐ Commercial Paper Rate	☐ LIBOR
	☐ Treasury Rate	☐ Prime Rate
☒ Other (See Attached)

If LIBOR:	☐ LIBOR Reuters Page	☐ LIBOR Moneyline Telerate Page
LIBOR Currency:

If CMT Rate:
Designated CMT Telerate Page:
If 7052:	☐ Weekly Average	☐ Monthly Average
Designated CMT Maturity Index:

Index Maturity:	Not Applicable

Spread (+/-):	See below under “Additional/Other Terms — Interest Rate”

Spread Multiplier:	Not Applicable

Interest Reset Date(s):	Each Interest Payment Date

Interest Determination Date(s):	Each Interest Reset Date.

Maximum Interest Rate, if any:	Not Applicable

Minimum Interest Rate, if any:	0.00%

Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement): See above under “Interest Payment Dates” and below under “Additional/Other Terms — Interest Rate”

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Actual/Actual

Discount Funding Agreement:	☐ Yes	☒ No	If Yes,
Total Amount of Discount:
Initial Accrual Period of Discount:
Additional/Other Terms:

Terms of Survivor’s Option:
Annual Put Limitation:		☒ $2,000,000 or 2%; or
☐ $ or %
Individual Put Limitation:		☒ $250,000; or
☐ $
Trust Put Limitation:		☒ 2%; or $

Redemption:	☐ Yes	☒ No	If Yes,
Initial Redemption Dates:
Redemption:	☐ In whole only and not in part
☐ May be in whole or in part
Additional/Other Terms:

Repayment:	☐ Yes	☒ No	If Yes,
Repayment Date(s):
Repayment Price:
Repayment:	☐ In whole only and not in part
☐ May be in whole or in part
Additional/Other Terms:

Sinking Fund (not applicable unless specified):

Ratings:

     The Funding Agreement issued under the Program is rated AA by S&P.

     Principal Life expects the Funding Agreement to be rated Aa3 by Moody’s.

Additional/Other Terms: See Below.

     Interest Rate for the Funding Agreement. The interest rate for the Funding Agreement being offered by this Pricing Supplement, for each Interest Period during the term of the Funding Agreement other than the Initial Interest Period, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

CPIt – CPIt-12	x 100 + 1.81%,

CPIt-12

Where:

     CPIt = CPI (as defined below), as published on Bloomberg CPURNSA; and

     CPIt-12 = CPI 12 months prior to CPIt.

We refer to 1.81% included in the formula above as the Spread.

The interest rate for the Funding Agreement during the Initial Interest Period will be 4.095%. In no case, however, will the interest rate for the Funding Agreement be less than the Minimum Interest Rate of 0.00%.

     CPIt for each Interest Reset Date is the CPI for the third calendar month prior to such Interest Reset Date as published and reported in the second calendar month prior to such Interest Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including July 15, 2004 to but excluding August 15, 2004, CPIt will be the CPI for April 2004 which was 1.88, and CPIt-12 will be the CPI for April 2003 which was 183.8. The CPI for April 2003 was published by the BLS and reported on Bloomberg CPURNSA in May 2003, and the CPI for April 2004 was published and reported in May 2004. For more information regarding the calculation of interest rates on the Funding Agreement, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

Consumer Price Index. The amount of interest payable on the Funding Agreement on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Funding Agreement is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be wider or more confined than those that have occurred in the past.

     If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3.00 PM on an Interest Reset Date, but has otherwise been published by the BLS, Citibank, N.A., in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

     In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent for any Interest Reset Date to determine the interest rate on the Funding Agreement (an “initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the interest rate determined will not be revised.

     If the CPI is rebased to a different year or period, the base reference period for the Funding Agreement will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the Funding Agreement is outstanding, the CPI is discontinued or substantially altered as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Funding Agreement will be that chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the Calculation Agent will determine a substitute index for the Funding Agreement in accordance with general market practice at the time.

Rounding. All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or 0.9876)). All dollar amounts used in or resulting from such calculation on the Funding Agreement will be rounded to the nearest cent (with one-half cent being rounded upward).

Special Tax Considerations: Interest payable on the Funding Agreement will be treated as “qualified stated interest” for United States federal income tax purposes, as it meets the specified criteria referenced in the prospectus supplement under the heading “Material United States Federal Tax Considerations—U.S. Holders—Interest and Original Issue Discount”.

3. The Guarantee

Guarantee Issuer: Principal Financial Group, Inc.

Effective Date: June 23, 2004

Additional/Other Terms: Not Applicable

Risk Factors

     The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes risks relating to the Notes in addition to the Risk Factors described in the accompanying prospectus beginning on page 2. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.

The interest rate on the Notes may be less than the Spread and, in some cases, could be zero.

     Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month over the term of the Notes.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the Notes will receive an interest payment for the applicable Interest Period equal to the Spread, or 1.81% per annum.

     If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the Notes will receive an interest payment for the applicable Interest Period that is less than 1.81% per annum. If the CPI for the same month in successive years declines by 1.81% or more, investors in the Notes will not receive any interest on the Notes.

Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described above, and that substitution may adversely affect the value of the Notes.

The interest rate on the Notes may be below the rate otherwise payable on similar floating rate securities.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the Notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a floating rate debt instrument with terms similar to those of the Notes.

The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced period of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interactions of many factors over which we have no control.

Annex A

Historical Information and Hypothetical Interest Rate Calculations

     Provided below are historical levels of the CPI as reported by the BLS for the period from January 1998 to May 2004. Also provided below are the hypothetical interest rates for the period from January 1999 to May 2004 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical level of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the Notes. However, the CPI may not increase or decrease over the term of the Notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the Notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the Interest Periods over the term of the Notes.

Historical Levels of CPI

	1998	1999	2000	2001	2002	2003	2004
January	161.6	164.3	168.8	175.1	177.1	181.7	185.2
February	161.9	164.5	169.8	175.8	177.8	183.1	186.2
March	162.2	165.0	171.2	176.2	178.8	184.2	187.4
April	162.5	166.2	171.3	176.9	179.8	183.8	188.0
May	162.8	166.2	171.5	177.7	179.8	183.5	189.1
June	163.0	166.2	172.4	178.0	179.9	183.7
July	163.2	166.7	172.8	177.5	180.1	183.9
August	163.4	167.1	172.8	177.5	180.7	184.6
September	163.6	167.9	173.7	178.3	181.0	185.2
October	164.0	168.2	174.0	177.7	181.3	185.0
November	164.0	168.3	174.1	177.4	181.3	184.5
December	163.9	168.3	174.0	176.7	180.9	184.3

Hypothetical Interest Rates Based on Historical CPI Levels

	1999	2000	2001	2002	2003	2004
January	3.37%	4.44%	5.33%	4.01%	3.91%	3.92%
February	3.43	4.50	5.33	3.78	4.08	3.65
March	3.49	4.56	5.27	3.43	4.26	3.76
April	3.55	4.62	5.61	3.02	4.48	3.81
May	3.49	5.10	5.41	3.02	4.86	3.57
June	3.61	5.64	4.80	3.36	4.90
July	4.16	4.95	5.15	3.52	4.10
August	3.97	5.07	5.50	3.06	3.94
September	3.84	5.61	5.13	2.95	3.99
October	4.02	5.54	4.60	3.34	3.99
November	4.14	5.29	4.60	3.68	4.04
December	4.51	5.33	4.53	3.39	4.20

For example, the hypothetical interest rate payable on the Notes for the April 2003 Interest Period would have been 4.41% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

     CPIt = 181.7, which is equal to the CPI level for January 2003, which as the third calendar month prior to the Interest Reset Date of April 2003, would be the reference month; and

     CPIt-12 = 177.1, which is equal to the CPI level for January 2002, the twelfth calendar month prior to the reference month for the interest reset date of April 2003, as follows:

4.407% =	181.7-177.1	x 100 + 1.81%

177.1